SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated August 1, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.	Nokia press release dated July 1, 2008: Nokia welcomes Warner Music Group to Comes With Music
2.	Nokia press release dated July 3, 2008: Nokia, the NRW Government and the City of Bochum to create a "Growth for Bochum" program
3.	Nokia stock exchange release dated July 4, 2008: Exercises with stock options of Nokia Corporation
4.	Nokia press release dated July 10, 2008: Mobile industry endorsement for Symbian Foundation grows
5.	Nokia press release dated July 15, 2008: Nokia completes Plazes acquisition
6.	Nokia press release dated July 31, 2008: Nokia to invest an additional USD 150 million through Nokia Growth Partners
7.	Nokia Siemens Networks press release dated July 1, 2008: Belgium: Contract finalized between GIMV and Nokia Siemens Networks for sale of OTN (Open Transport Network) business
8.	Nokia Siemens Networks press release dated July 11, 2008: Nokia Siemens Networks to power China Mobile expansion drive
9.	Nokia Siemens Networks press release dated July 18, 2008: Nokia Siemens Networks announces plans to prioritise wireline broadband access R&D investments

PRESS RELEASE

July 1, 2008

Nokia welcomes Warner Music Group to Comes With Music

Warner Music content also available via Nokia Music Stores globally

New York, NY, USA – Nokia (NYSE: NOK) today announced that Warner Music Group (NYSE: WMG) will make its diverse catalog of new stars and legendary artists available through Nokia Music Stores around the world as well as through Comes With Music, a revolutionary way for people to discover and enjoy music offered uniquely by Nokia.

“Warner Music Group has been a pioneer in developing new digital music business models and we are very pleased to have them supporting both the Nokia Music Store and Comes With Music,” said Tero Ojanperä, executive vice president and head of the Nokia Entertainment and Communities business. “Comes With Music enables people to access great content, provides artists to wider exposure with new and existing fans, and creates new revenue for all stakeholders.”

“Nokia’s Comes With Music service will be a significant step forward in the evolution of digital music. It’s the first global initiative to fundamentally align the interests of music companies with telecommunications companies,” said Edgar Bronfman, Jr., Warner Music Group’s Chairman and CEO. “Through this innovative service and business model, all parties are equally driven to create the best and most comprehensive music offering designed to meet the ever-expanding consumer appetite for music and music-enabled devices.”

Comes With Music is expected to launch in the second half of 2008 on a range of Nokia devices in selected territories. With a single purchase, consumers will have access to a year of exploring and downloading the music that they love, and be able to keep all their selections in their permanent library.

Warner Music Group content will also now be available through the Nokia Music Store. With millions of tracks from major artists and independent labels, the Nokia Music Store lets people enjoy music directly on their Nokia device or personal computer. The Nokia store, with its compelling combination of download and streaming services, empowers fans to connect to music they want, in the way they want.

Consumers can browse for new music, get recommendations or search for favorite artists, songs or albums all from the palm of their hand. Songs can be added to a wish list for future purchase or purchased immediately and downloaded directly to the mobile device. Purchased songs can also be transferred between a PC and a compatible Nokia device, regardless of which device was used to buy them.

The Nokia Music Store is available in Australia, Finland, France, Germany, Ireland, Italy, the Netherlands, Singapore, Sweden and the United Kingdom and is expanding to additional countries.

About Nokia Comes With Music

Nokia Comes With Music enables people to buy a Nokia device with a year of access to tracks from a range of great artists - past, present and future. Once the year is complete, customers can keep all their music without having to worry about it disappearing when their subscription is over. Universal Music Group International, SONY BMG MUSIC ENTERTAINMENT and Warner Music Group are part of the launch and Nokia is in discussion with many other international labels.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

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About Warner Music Group

Warner Music Group became the only stand-alone music company to be publicly traded in the United States in May 2005. With its broad roster of new stars and legendary artists, Warner Music Group is home to a collection of the best-known record labels in the music industry including Asylum, Atlantic, Bad Boy, Cordless, East West, Elektra, Lava, Nonesuch, Reprise, Rhino, Roadrunner, Rykodisc, Sire, Warner Bros. and Word. Warner Music International, a leading company in national and international repertoire, operates through numerous international affiliates and licensees in more than 50 countries. Warner Music Group also includes Warner/Chappell Music, one of the world’s leading music publishers, with a catalog of more than one million copyrights worldwide.

Media Enquiries:

Nokia

Communications

Tel. +358 71800 34900

Email: press.services@nokia.com

Warner Music Group

Amanda Collins

Tel. +1 212 275 2213

Email: Amanda.collins@wmg.com

James Steven

Tel. +44 207 368 2572

Email: James.steven@warnermusic.com

www.nokia.com/music

www.nokia.com

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PRESS RELEASE

July 3, 2008

Nokia, the NRW Government and the City of Bochum to create a “Growth for Bochum” program

Espoo, Finland - Nokia, the State of North Rhine-Westphalia (NRW) and the City of Bochum jointly unveiled a plan today to stimulate growth, create new jobs and generate investment for Bochum and the neighbouring cities. The agreement underlines Nokia’s and NRW’s commitment to the region following the closure of the Bochum facilities.

The main elements of the “Growth for Bochum” package, which will be executed under the joint responsibility of the parties, are:

• A proactive, international campaign to attract suitable investors to Bochum and the surrounding region in order to create long term employment opportunities in the area.

• The establishment of an “Entrepreneur Centre” in Bochum to develop and grow new companies which will create high quality employment. The business sector focus of the centre is to be decided.

• The creation of a Chair at the Bochum University or a similar mechanism to ensure the commercialization of scientific research.

• Finding a suitable buyer or investor for the Nokia facilities in Bochum to ensure job creation on the site with financial support.

In addition, the Parties agreed on financial support for the surrounding region of Bochum.

Nokia will support these measures by contributing the sum of 20 million euros plus the net proceeds from the sale of Nokia’s production facility and property in Bochum. NRW will also contribute a co-investment in the amount of 20 million euros.

The details of the above measures will be finalized in the near future.

“We said in January that, as a responsible company, we would work together with the employee representatives, unions, NRW Government and City of Bochum to find ways to support employees and Bochum’s future growth both during and after the difficult process of closing the factory. We are pleased to now announce this important milestone,” said Nokia Chief Financial Officer and Executive Vice President Rick Simonson.

“This agreement with the NRW Government and the City of Bochum aims to create jobs and bring new companies to the Bochum region. All parties share the strong belief that the “Growth for Bochum” program will provide a good impetus for sustainable job creation in Bochum and the region,” Simonson added.

NRW Economics Minister Christa Thoben said: “Following the social plan agreement between Nokia and the works council it was important for the NRW Government to agree to a future-orientated solution for Bochum. Nokia has made this solution possible, and we are satisfied with the result.”

The City of Bochum also welcomed the outcome of the negotiations. “It is not easy for Bochum to deal with the loss of Nokia. However, I am pleased that we will receive strong support from Nokia and NRW in the search for investors and in identifying new job creation opportunities,” said Bochum Mayor Dr. Ottilie Scholz.

As part of the plan Nokia and NRW have also discussed the issue of the subsidies paid to the company in the late 1990s and both parties now consider this issue closed.

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About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel. +358 71800 34900

Email: press.services@nokia.com

www.nokia.com

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STOCK EXCHANGE RELEASE

July 4, 2008

Nokia Corporation

Stock exchange release

July 4, 2008 at 10.00 (CET +1)

Exercises with stock options of Nokia Corporation

Based on Nokia’s 2003 and 2005 employee stock option plans, 136 030 shares of Nokia Corporation were subscribed for between June 2, 2008 and June 30, 2008 and between May 8, 2008 and May 30, 2008 136 825 shares as previously announced. The total amount of subscription prices will be recorded in the fund for invested non-restricted equity.

The new shares carry full shareholder rights as from the registration date, July 4, 2008. The shares are admitted to public trading on the OMX Nordic Exchange Helsinki as of the registration date together with the old Nokia share class (NOK1V).

 After the registration, the total number of shares is 3 800 415 410, including the shares held by the company.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

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PRESS RELEASE

July 10, 2008

Mobile industry endorsement for Symbian Foundation grows

Game changing initiative attracts praise and further supporters

July 10, 2008 – The initial board members of the Symbian Foundation have welcomed continuing support from mobile industry leaders for their plans for the Symbian Foundation and the evolution of Symbian OS™ as the leading, open platform for mobile innovation.

Plans for the Symbian Foundation were announced on June 24, 2008 by the initial board members; AT&T, LG Electronics, Motorola, Nokia, NTT DOCOMO, Samsung Electronics, Sony Ericsson, STMicroelectronics, Texas Instruments and Vodafone, together with Symbian Limited. An additional 11 organizations supported the announcement on that day; today 9 further companies are confirming their endorsement of plans for the Symbian Foundation, including mobile operators 3, América Móvil and TIM, semiconductor manufacturer Marvell plus services and software providers Aplix, EB, EMCC Software, Sasken and TietoEnator.

“We were delighted with the broad support for plans for the Symbian Foundation”, said Kai Öistämö, Executive Vice President, Devices at Nokia, on behalf of the initial board members. “We believe that this is a significant move for our industry and are pleased that these additional market leaders agree and are giving their support to the initiative.”

“3 is pleased to support the Symbian Foundation and believe this is a significant development in open mobile software platforms”, said Frank Meehan, Director and General Manager, 3 Handset Group. “3 has established a leading position in mobile internet with the highly acclaimed x-series suite of services, which has now evolved into an even more open approach to the internet on mobile devices.  We believe that this initiative will provide an excellent opportunity to expand the range and quality of services for our customers.”

“América Móvil applauds plans for the Symbian Foundation”, said Daniel Hajj, CEO of América Móvil.  “By offering an open mobile software platform, the Symbian Foundation will drive innovation which will ultimately benefit consumers as well as the mobile industry. This innovation will allow América Móvil to deliver more exciting and compelling experiences for our customers.”

“Aplix is excited about the plans for the Symbian Foundation”, said Ryu Koriyama, Chairman & CEO of Aplix Corporation.  “We intend to join the foundation and are committed to bring our extensive mobile & embedded experience to the Symbian Foundation, enabling faster time to market for device manufacturers using the Symbian Foundation platform with our Java solutions.”

“EB is very excited about plans for the Symbian Foundation and the intent to make the platform even more open”, said Pertti Korhonen, CEO at EB, Elektrobit Corporation. “We believe that this will benefit consumers as well as the whole mobile industry. The open platform will mean more players and products in the market. This in turn will increase the need for innovation partners and experienced solution providers such as EB.”

“EMCC Software welcomes plans for the Symbian Foundation and the move to a royalty-free and ultimately open source platform. This bold move has the potential to transform the whole industry”, said Leigh Edwards, CEO of EMCC Software.  “This radical move will generate many new products based on the Symbian Foundation platform, attracting new companies as well as driving change for the established players. As a leading Symbian OS, UIQ and S60 Competence Center, with ten years experience, EMCC is ideally qualified to advise and assist companies in the ecosystem with this transformation.”

“As a longtime proponent of open source ecosystems, Marvell will be pleased to join the Symbian Foundation”, said David Young, Vice President and General Manager, Mobile Cellular Business Group at Marvell.  “We plan to extend and leverage our significant experience in developing open source systems and work together with other industry leaders in the mobile ecosystem to build the foundation platform. Marvell brings extensive experience in open source technologies that will utilize the high-performance mobile application processors, low-power highly integrated communication processors and the open architecture of Marvell’s silicon.”

“We welcome this initiative”, said Edwin Moses, Senior Vice President, Sasken. “Sasken already works with leading handset manufacturers and semiconductor vendors, across different implementations of the Symbian OS, providing IP and professional services.  This gives us an intimate understanding of the benefits the Symbian Foundation will offer. We believe it will empower licensees of the Symbian Foundation platform to create more compelling converged devices and better customer experiences, while improving on economics and time to market. We are confident that this initiative will bind the community and enable leading companies like Sasken to serve their customers even better.”

“Symbian OS is one of the icons of the mobile eco-system, with an extremely successful track record”, said Ari Vanhanen, Executive Vice President and President of Telecom & Media at TietoEnator.  “Regarding the future, the plans for the Symbian Foundation are a great step forward and I’m personally proud that we will be part of this initiative.”

“TIM has been pioneering the adoption of S60 on Symbian OS to deliver exciting experiences to our customers in a consistent and cost-effective way, across multiple devices, reinforcing TIM’s position as a leading innovator”, said Leopoldo Tranquilli, VP Handset and SIM Development, Value Added Services at TIM. “We’re happy to join this outstanding step in the evolution of Symbian OS and we welcome the open and collaborative approach, which we are keen to contribute to, based on our long-standing experience.”

Since plans for the Symbian Foundation were announced, more than 150 organizations have registered their interest in joining via the website at www.symbianfoundation.org.

As previously announced, the plans for the establishment of the Symbian Foundation and royalty-free licensing of foundation software are:

1) The acquisition of Symbian Limited by Nokia, expected to close in Q4, 2008.

2) Software assets are contributed to the foundation, including Symbian OS and S60 by Nokia, UIQ technology by Motorola and Sony Ericsson and MOAP(S) by NTT DOCOMO and Fujitsu.

3) This contributed software will be available under a royalty-free license to foundation members from the first day of Symbian Foundation operations, expected 1H 2009.

4) The Foundation will work to unify the platform, with the first unified foundation release expected in 2009.

5) The foundation will work to make the platform available in open source by June 2010 (two years from the Symbian Foundation announcement)

Note to Editors:

Further information about the Symbian Foundation is available at www.symbianfoundation.org.

Symbian and all Symbian based trademarks and logos are trademarks of Symbian Software Limited.  The operation of the proposed Symbian Foundation remains subject to regulatory approvals.  Until such approvals are obtained, and the Symbian Foundation has become fully operational, Symbian Software Limited retains exclusive responsibility for all licensing and marketing activities related to Symbian OS.

About the Symbian Foundation

On June 24, 2008, mobile industry leaders announced their intent to create the Symbian Foundation, with membership open to all organizations.  At the same time, Nokia announced its offer to acquire Symbian Limited.  Following the close of that acquisition, Nokia will contribute Symbian OS and S60 software to the Foundation. Sony Ericsson and Motorola will contribute technology from UIQ and DOCOMO and Fujitsu have indicated their willingness to contribute MOAP(S) assets.

The contributed software will be available for all foundation members under a royalty-free license, from the foundation’s first day of operations, expected to be during the first half of 2009, dependent upon the close of the acquisition of Symbian Limited by Nokia, expected in the fourth quarter of 2008.  From these contributions, the foundation will then provide a unified platform with a single UI framework.  The foundation will make selected components available as open source at launch and then work to establish the most complete mobile software offering available in open source.

The foundation’s platform will build on Symbian OS, today’s leading open mobile software operating system with more than 200 million mobile phones already shipped by multiple vendors across more than 250 major network operators and with tens of thousands of third-party applications already available for these devices

The foundation software licensing model and governance has been selected to secure transparency, encourage contribution and maintain platform consistency. The foundation will promote collaboration, contributions and active participation and will operate as a meritocracy. Device manufacturers will be eligible for seats based on number of Symbian Foundation platform-based devices shipped, with the other board members selected by election and contribution. Only one seat will be available per organization on the board of directors and each of the councils.  An independent committee will oversee the election process for the board of directors and for the councils.

Media Enquiries:

On behalf of the initial Symbian Foundation board members

Nokia Communications

+358 7180 34900

cdo.communications@nokia.com

Karen Hamblen or Katie Buckett

Symbian Media Relations

+44 20 7154 1707

press@symbian.com

PRESS RELEASE

July 15, 2008

Nokia completes Plazes acquisition

Espoo, Finland – Nokia announced today that it has completed its acquisition of Plazes (www.plazes.com), a privately-owned start-up company of 13 people with its principal operations in Berlin. The deal was initially announced on June 23, 2008.

By acquiring Plazes, Nokia will be able to extend its context-based service offering with social presence and time-based activity planning features.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or

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in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

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PRESS RELEASE

July 31, 2008

Nokia to invest an additional USD 150 million through Nokia Growth Partners

Targets innovators in software and services

Menlo Park, California, USA - Nokia Growth Partners, a global private equity and venture capital management firm, today announced an additional commitment of USD 150 million from Nokia, increasing funds under management for direct investments to USD 250 million.  Nokia began sponsoring funds and promoting venture investments in 1998 as a catalyst for innovation in the mobile industry.  Nokia commitments to venture funding activities to date exceed USD900 million.

Building on a track record of successful investments, Nokia Growth Partners, launched in 2004, will now establish direct operations in India and China and augment investment activity in the U.S. and Europe.   With the additional investment announced today, Nokia Growth Partners will continue pursuing investments that are of strategic relevance to Nokia, and or complementary to their strategy.

In addition to its direct investment activities, Nokia Growth Partners will advise on Nokia’s other venture capital fund investments.  Both of these activities focus on promising companies seeking change in the mobile landscape.  Target investments include companies creating innovative mobile applications and services that encourage rapid adoption of mobile solutions, such as context and location based services, mobile payments, mobile advertising, music and entertainment and other mobile services and software.

“Over the past decade, Nokia has developed an innovative, systematic and sustainable private equity and venture capital strategy”, says Rick Simonson, Executive Vice President & Chief Financial Officer of Nokia. “Our funds are structured to reinforce the primary responsibility of any fund manager: to deliver superior return on investment.  For the funds we invest in, the prospect of partnerships and insights that come from close alignment with Nokia set us apart from pure financial investors. This increase of our commitment to Nokia Growth Partners is aligned with our strategic focus on consumer Internet services, reflecting the increased role that Nokia Growth Partners will play in our future success.”

During the past year, Nokia has also developed close working relationships with selected venture funds in which it has invested, in addition to those investments under direct management. These include:

• BlueRun Ventures – early stage venture, global

• Founders Fund – early stage venture, U.S.

• Gobi Partners – early stage IT and digital media fund, China

• Magma Venture Partners – early stage semiconductor & communications fund, Israel

• Oak Hill Capital Partners – late stage, global private equity & buy-out firm, U.S.

• Technology Crossover Ventures – growth/late stage venture fund, U.S.

“Nokia has selected each of these funds based on a strong record of delivering superior returns to investors, demonstrated expertise in relevant markets for Nokia and a strong commitment to work closely with Nokia, to enhance the opportunities for success in the companies in which they invest,” said Paul Asel of Nokia Growth Partners.

“Today’s announcements underscore the success of Nokia Growth Partners,” concludes John Gardner of Nokia Growth Partners.  “Nokia’s new commitments will more than double our capital under direct management, enabling us to scale globally and better support Nokia strategic interests at a critical time for the industry.  Alignment with the global industry leader in mobile devices and a leading innovator in the convergence of mobility and the Internet is a clear advantage for the companies in which we invest.”

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About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

About Nokia Growth Partners

Nokia Growth Partners is a leading global growth stage venture firm focused on mobile technology, services and media.  Nokia Growth Partners is funded by Nokia to provide superior returns and investments into companies, firms, and people that are changing the face of mobility, communications, and the internet.  Nokia Growth Partners works closely with the promising companies adding value through deep domain expertise and network in the mobility market combined with many years of venture investment experience.  Nokia Growth Partners offers companies in which it invests a global engagement model through its presence in the U.S., Europe and Asia.  See www.nokiagrowthpartners.com for more information.

Media Enquiries:

Nokia North America Communications

Tel. +1 914 368 0423

Email: communication.corp@nokia.com

Nokia Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

www.nokiagrowthpartners.com

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Press Release

Herentals, Belgium – July 01, 2008

Belgium: Contract finalized between GIMV and Nokia Siemens Networks for sale of OTN (Open Transport Network) business

Sale finalized and Open Transport Network start as an independent business as of July 1, 2008

Nokia Siemens Networks, one of the worlds foremost global enablers of communications services, and GIMV, the leading Belgian investment company specialising in private equity and venture capital, have concluded the asset sale and transfer agreement pertaining to Nokia Siemens Networks’ entire Open Transport Network (OTN) team. The transfer has been approved and has undergone approval with the works council according to local legal practice and final agreement has been signed by both companies.

As of July 1, the Nokia Siemens Networks OTN team of approximately 80 people, will officially transfer to a newly formed company named OTN Systems N.V. with registered offices at Atealaan 34, 2200 Herentals, Belgium . OTN Systems N.V. is owned in majority by GIMV. This includes key functions in R&D, Manufacturing, Sales, Technical Support, Finance as well as Product and Program Management. In addition, Nokia Siemens Networks would continue to sell OTN products through direct channels and open up its Value Added Reseller network to OTN.

“I would like to thank OTN employees for the work that they have done for our company. The proven expertise and market success is a solid foundation for their future success. This expertise convinced GIMV to take the OTN business further to build and expanding on your strengths,” said Karl Friedrich, Head of Business Line Next Gen Metro, Nokia Siemens Networks. “I would like to wish OTN Systems N.V. and GIMV the best of success for this new endeavour.”

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland. www.nokiasiemensnetworks.com

About GIMV

Since its incorporation in 1980 GIMV has grown into Belgium’s most important private equity and venture capital provider. GIMV is also a major European and international market player. Both in Belgium and abroad, GIMV invests in information and communication technology, life sciences and cleantech as well as in growth financing and management buy-outs (MBOs) of companies in more traditional sectors. In the Benelux region the company also targets infrastructure and PPP projects. GIMV currently manages around EUR 2.0 billion of assets (including third party funds). GIMV has been listed on Euronext Brussels since 1997. For more information on GIMV, please go to www.gimv.com.

Nokia Siemens Networks	Reference Number: 2008_07_01 en
Media Relations
PO Box 1
FI-02022 Nokia Siemens Networks

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Media Enquiries

Nokia Siemens Networks

Stefan Zuber

Head of Communications CMO Regions

Phone: +491608080600

E-mail: stefan.zuber@nsn.com

GIMV

Bart Diels

Investment Director

Phone: +3232902155

E-mail: bartd@gimv.be

Frank De Leenheer

Investor Relations & Corporate Communications Manager

Phone: +3232902218

E-mail: frankdl@gimv.be

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Press Release

Beijing, China / Espoo, Finland – July 11, 2008

Nokia Siemens Networks to power China Mobile expansion drive

Signs 550 million Euro network expansion frame agreement

China Mobile Communications Corporation (China Mobile) has entered into a frame agreement with Nokia Siemens Networks (www.nokiasiemensnetworks.com) for its network expansion project. Under the contract Nokia Siemens Networks will design, build, maintain and optimize the radio and core network for China Mobile, which will include the market-leading energy efficient Flexi base station, mobile softswitching and Operating Support System solutions in key provinces and cities across China.

The solution supplied by Nokia Siemens Networks will help China Mobile increase its network capacity and improve customer experience, while controlling capital and operating expenditure. The contract is valued at Euro 550 million.

Commenting on the contract win, Zhang Zhiqiang, Head of Nokia Siemens Networks Greater China Region said: “We are glad to continue our strategic cooperation with China Mobile to help the company meet its goal of providing high quality service to customers. Our solution is future proof since it allows a smooth migration to IP networks and is energy efficient; making it the right choice for China Mobile. This agreement represents the strengthening of our position as a leading solution provider to China Mobile.”

Nokia Siemens Networks services experts will ensure a successful network deployment and on time network launch and at the same time improve network reliability and availability. A tailored and optimized network design will help China Mobile to minimize the required network capital expenditure (CAPEX), gain a roadmap for network evolution and achieve full potential of the product for the best possible network performance. This will enhance operations and processes as well as China Mobile’s competitiveness.

About China Mobile Communications Corporation

Officially established on April 20th, 2000, China Mobile Communications Corporation (“China Mobile” for short) has a registered capital of 51.8 billion RMB Yuan and assets of over 400 billion RMB Yuan. It fully holds the equity of China Mobile (HK) Group Limited. China Mobile Limited, of which China Mobile (HK) Group Limited is the major shareholder, set wholly-owned subsidiaries in 31 provinces (autonomous regions and municipalities directly under the central government) in China and went public in Hong Kong and New York Stock Exchanges. Currently, in terms of its market value, China Mobile Limited is the largest among all the overseas listed Chinese companies and among all the telecom carriers in Asia. http://www.chinamobile.com/en/mainland/index.html

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications

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infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

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Yuhong Chen

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Press Release

Espoo, Finland – July 18, 2008

Nokia Siemens Networks announces plans to prioritise wireline broadband access R&D investments

An enormous hunger for bandwidth is driving the fixed broadband access networks and will lead into a hundred-fold traffic growth until 2015. This development and the operators’ need for revenue growth are driving Nokia Siemens Networks’ investment in fiber-based next generation optical access (NGOA) technologies. At the same time the company plans to limit its investment into existing Gigabit Passive Optical Networks (GPON) due to the fact that the mass market roll out of fiber-to-the-home (FTTH) is unlikely in the short term.

Nokia Siemens Networks plans to focus on DSL and next generation optical access (NGOA) technology and limit its investment in existing Gigabit Passive Optical Networks (GPON). In parallel NSN will develop next generation optical (NGOA) technologies aiming to take a leading role in the future FTTH market. Nokia Siemens Networks will also continue its fixed access investment in DSL by introducing new products addressing the increasing deployment of FTTC/B.

“Fiber is progressing closer to the home with the focus today on fiber-to-the-curb or building with last mile connectivity based on proven DSL technology,” said Christoph Caselitz, Nokia Siemens Networks Chief Market Operations Officer. “Our view is that mass market roll out of fiber-to-the-home is unlikely in the short term due to regulatory uncertainty and the operator’s business cases. This will be different with the NGOA technology, where we will target to take a leading role.”

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland. www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Phone: +358 7180 31451

E-mail: mediarelations@nsn.com

Uta Apel

Phone: +49 89 722 22322

E-mail: uta.apel@nsn.com

Nokia Siemens Networks
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2008		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel